

Mail Stop 7010

May 3, 2007

Roger A. Cregg
Executive Vice President and Chief Financial Officer
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

> **Re: Pulte Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9804**

Dear Mr. Cregg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Critical Accounting Policies and Estimates, page 38
Inventory Valuation, page 39

1. We note the material impairments and write-offs of land related assets that you recorded during the fiscal year ended December 31, 2006. It appears to us that your critical accounting policy disclosure for inventory valuation is too general to provide investors with sufficient information about management's insights and assumptions with regard to how you determined the amount of impairments and write-offs as well as the recoverability of your remaining land related assets.

- Expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risks and potential magnitude associated with potential future impairments of these assets.
- Discuss how you determined the amount of each inventory write-off that was necessary. Please explain the main assumptions you used in this determination as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.
- Address the determining factors you identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.
- Expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Please provide these expanded disclosures in future filings and show us in your response what any future disclosure revisions will look like.

Residential mortgage loans available for sale, page 39

2. Based on your disclosures, it is not clear to us if you have any interests in what are commonly referred to as "sub-prime" residential mortgages. Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, as part of your response. Please help us understand the potential materiality of your exposure to sub-prime loans, including the impact of loans held for sale or retained, recourse provisions, commitments, or any other interests. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments.

3.   If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If it is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposure.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant